May 5, 2017

VIA EDGAR

Daniel Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Pendrell Corporation

Amended Schedule 13E-3

Filed April 28, 2017

File No. 005-81926

Definitive Proxy Statement on Schedule 14A

Filed April 27, 2017

File No. 001-33008

Dear Mr. Duchovny:

This letter, submitted on behalf of Pendrell Corporation (the “Company”), addresses comments you provided on behalf of the U.S. Securities and Exchange Commission in response to the Company’s Amended Schedule 13E-3 filed on April 28, 2017 (the “13E-3”) and the Company’s Definitive Proxy Statement on Schedule 14A filed on April 27, 2017 (the “Proxy Statement”), as set forth in your letter to our outside counsel, John Rafferty, dated May 3, 2017. Included with this letter are two exhibits with text that we intend to insert into the Proxy Statement: (i) the summary of the Reverse Stock Split that will begin on the first page of the Proxy Statement (the “New Summary”); and (ii) the description of the Reverse Stock Split that will replace proposal 4 in the Proxy Statement (the “New Text”). For reference purposes, your comments have been reproduced below (in bold), with the Company’s response below each comment. Capitalized terms used and not defined in this letter have meanings given to them in the Proxy Statement.

Schedule 13E-3

1.	We note that Mr. McCaw and entities affiliated with him, as applicable, serves as a director and controls approximately 67% of the voting power of the company’s equity. Please advise us why Mr. McCaw and his affiliated entities have not also been identified as filing persons in the Schedule 13E-3.

Company Response: Neither Mr. McCaw nor any entity affiliated with Mr. McCaw (other than the Company) are engaged in the Reverse Stock Split. Mr. McCaw did not propose the Reverse Stock Split; he did not participate in the assessment of the Reverse Stock Split; he has not indicated whether he will approve the Reverse Stock Split in his capacity as a shareholder; it will impact him in the same manner that it impacts other shareholders; it will not change his ownership interest (other than a potentially nominal increase or decrease resulting from redemption of fractional shares); it will not increase his voting power; and he will not receive any material benefit from the Reverse Stock Split that is not shared equally by all other shareholders.

2.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3 in his individual capacity.

Company Response: Not applicable. The Company is the only filing person.

3.	We note disclosure of the acquisition of more than 10% of the shares from Crusader. We also note your initial filing of Schedule 13E-3 in which you described a plan to conduct an open market acquisition program of shares and the purchase from Crusader. It appears that both of those transactions were planned after a decision to effect the going private reverse stock split was made. Please tell us why the acquisition from Crusader is not a first step in a series of transactions subject to Rule 13e-3. We may have further comment.

Company Response: Whether a transaction is part of a series of transactions constituting an integrated Rule 13e-3 transaction is based on the “particular facts and circumstances of each situation.” See Question and Answer No. 4 of SEC Release No. 34-17719 (“SEC Q&A No. 4”). As detailed below, the repurchase of shares from Crusader (the “Crusader Repurchase”) was not the first in a series of integrated going-private steps.

The Crusader Repurchase was not prompted by nor related in any manner to the Reverse Stock Split. Rather, the Crusader Repurchase resulted from months of negotiation prompted by Crusader’s Bermuda bankruptcy proceeding, from which a liquidation plan emerged that mandated Crusader’s liquidation of its Class A Stock. Preliminary discussions with Crusader regarding repurchase of the Crusader shares began in 2015. Serious negotiations began in mid-2016. In September 2016, the Board rejected a $7.00 per share offer from Crusader. Negotiations continued, ultimately resulting in an agreement to repurchase Crusader’s shares at $6.55 per share, which the Board approved in mid-February 2017.

The Board approved the Crusader Repurchase for purposes independent of and unrelated to the Reverse Stock Split. Specifically, the Board recognized that the Company’s redemption of the Crusader shares would cause a lesser IRC Section 382 ownership shift than Crusader’s sale of its shares to a third party. In addition, the Board recognized that the $6.55 per share price for the Crusader Repurchase was lower than the $7.10 net current asset value of the Class A Stock, thereby providing an accretive opportunity for remaining shareholders. With more than $170 million of unencumbered cash on the Company’s balance sheet, the Board believed that funding the Crusader Repurchase was the best use of excess cash.

Meanwhile, the Special Committee, which played no role in the negotiation or approval of the Crusader Repurchase, did not approve and recommend the Reverse Stock Split until March 8, 2017. Crusader and the Company agreed on repurchase terms prior to that time, and at no time did the Crusader Repurchase impact the Special Committee’s assessment of the Reverse Stock Split or decision to recommend the Reverse Stock Split. Only after the Special Committee’s endorsement of the Reverse Stock Split did the Special Committee conclude that, in fairness, any fractional share redemption prompted by the Reverse Stock Split should yield to affected shareholders at least the price paid by the Company for the Crusader shares.

SEC Q&A No. 4 states, “a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved would be a part of a series of transactions constituting a Rule 13e-3 transaction.” As explained in the four paragraphs below, the Crusader Repurchase (i) was not effected with a view to the Reverse Stock Split; (ii) did not increase the probability of success of the Reverse Stock Split; (iii) will not reduce the aggregate expense of the Reverse Stock Split; and (iv) will not otherwise facilitate the Reverse Stock Split.

The negotiations and discussions with Crusader regarding a share repurchase began long before the Special Committee identified the Reverse Stock Split as a means to eliminate the Company’s periodic and current report filing requirements with the Commission under the Securities Exchange Act of 1934, as amended (the “Reporting Requirements”). Therefore, the Crusader Repurchase could not have been instigated with a view to the Reverse Stock Split and the elimination of the Company’s Reporting Requirements.

The Crusader Repurchase had no impact on the probability of success of the Reverse Stock Split. Mr. McCaw and his affiliates controlled approximately 65% of the shareholder vote prior to the Crusader Repurchase, and therefore controlled the vote on the Reverse Stock Split regardless of whether the Company consummated the Crusader Repurchase. The Crusader Repurchase did not provide Mr. McCaw with any greater control over the shareholder vote, and did not make it any more likely that shareholder approval will be obtained for the Reverse Stock Split. Moreover, by reducing the number of record holders by only one, the Crusader Repurchase had no meaningful impact on the Company’s ability to reduce the number of its record holders to less than 300.

The Crusader Repurchase will not reduce the aggregate expense of the Reverse Stock Split. The Company anticipates that total costs of the Reverse Stock Split will be less than $500,000. The Crusader Repurchase, which eliminated one single record holder, cost the Company approximately $16 million.

Finally, the Crusader Repurchase does not otherwise facilitate the elimination of Reporting Requirements. Those Reporting Requirements disappear only if the Company reduces its number of record holders below 300 and maintains the number below 300. To comfortably achieve this result, the Special Committee determined that the Reverse Stock Split should reduce the number of record holders to approximately 170, which equates to a reduction of approximately 50%. The elimination of a single record holder through the Crusader Repurchase did not otherwise facilitate the reduction and had an inconsequential effect on the number of record holders of the Company’s common stock.

For the foregoing reasons, the Crusader Repurchase was not a first step in a going-private transaction, as the Crusader Repurchase was not intended to, and did not, have the reasonable likelihood or a purpose of producing, either directly or indirectly, the going private effects described in Rule 13e-3(a)(3).

4.	We note that you incorporated by reference certain financial information under Item 13 of Schedule 13E-3 and that you determined the pro forma financial information is not applicable. We believe the pro forma financial information is material to the informed voting decision of shareholders. Thus, please include this disclosure. Additionally, include the summary financial information required by Item 1010(c) of Regulation M-A in the document delivered to security holders.

Company Response: We added pro forma financial information into the New Text, which includes the summary financial information required by Item 1010(c).

Proxy Statement

5.	Revise your proxy statement to comply with the requirements of Rule 13e-3(e). Be sure to include at Summary Term Sheet complying with Item 1001 of Regulation M-A and which addresses the going private transaction as well as a Special Factors section immediately following the Summary Term Sheet.

Company Response: We will be relocating the Summary Term Sheet and Special Factors to the beginning of the Proxy Statement, as reflected in the attached New Summary. We also supplemented the Special Factors in the New Summary to address reports, opinions, appraisals and negotiations.

6.	Provide the information required by Item 1002(b), (c) and (e) and Item 1004(b) of Regulation M-A in the proxy statement to be delivered to shareholders.

Company Response: Please see the additions made in “Effects of the Reverse Stock Split” in the New Text, including the tabular summary of the high and low trading prices for each quarter during the past two years. Please also note that the Company has not offered Class A Stock for cash during the past three years, rendering Item 1002(e) inapplicable.

7.	Please add a column to the table to show the number of shares and percent of class after the reverse split.

Company Response: The Reverse Stock Split will not prompt any change in percentage ownership. See “Principal Effects of the Reverse Stock Split” in the New Summary.

8.	Please revise your disclosure to avoid disclaimers of beneficial ownership that reference pecuniary interests. Section 13(d) and Regulation 13D do not define beneficial ownership on the basis of pecuniary interests.

Company Response: We will be removing all references to disclaimers of beneficial ownership in the amended proxy statement that we file.

9.	We note that the consideration to be paid for fractional shares is the greater of $6.55 per share or the average closing price of your stock at a future, unknown date. Please tell us how shareholders will be able to make an informed voting decision without knowing the specific amount of consideration. Be sure to address the ability to make a voting decision both by shareholders who will be cashed out and those who will not be cashed out.

Company Response: The $6.55 floor price assures shareholders a minimum price for their fractionalized shares, with the potential for a higher price if the market dictates a higher price. This floor price is above the average price at which the Company’s shares have traded for the past eighteen months, and provides holders of fractionalized shares with consideration that is no less than the amount paid by the Company to Crusader in an arms-length sophisticated transaction. Conversely, shareholders who are not cashed out as a result of the Reverse Stock Split are assured that the Company will not pay more than market price for fractionalized shares. Moreover, by redeeming only approximately 60,000 shares, the Company will not make a material cash outlay. In this regard, please see the additional text under “Fairness of the Reverse Stock Split” in the New Summary.

10.	Revise the last paragraph to revise the language that suggests there is doubt as to whether the reverse stock split is subject to Rule 13e-3. Your filing of the Schedule 13E-3 removes such doubt.

Company Response: We have revised the language to address your comment.

11.	Provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.

Company Response: Instruction 3 to Item 1013 is not applicable, as there are no affiliates of the Company engaged in the Reverse Stock Split.

12.	Please describe the duties of the Special Committee, the scope of its authority, its members, the period during which it served and the remuneration of its members.

Company Response: The Special Committee, the scope of its authority, its members, the period during which it served, and the remuneration of its members are now fully addressed in the New Summary, the New Text and in the section of the Proxy Statement that describes the Company’s standing committees (page 20).

13.	Revise this section to describe each meeting that the Special Committee and board held relating to the going private transactions and the matters discussed at each meeting, whether in person or otherwise.

Company Response: Please see the additions to the “Deliberations” section of the New Text.

14.	Refer to the first paragraph on page 44. You reference “numerous factors” considered by the Special Committee and board and go on to disclose a portion of those factors. You have similar disclosure under the captions “Advantages of the Reverse Stock Split” and “Disadvantages of the Reverse Stock Split.” Please revise your disclosure to ensure that you disclose all material factors considered.

Company Response: In various locations, we removed the word “including” to clarify that the factors described in the Proxy Statement are all factors considered by the Special Committee. In this regard, please see “Advantages of the Reverse Stock Split” and “Disadvantages of the Reverse Stock Split” in the New Text.

15.	Your disclosure refers to considerations made by your board. Please tell us, with a view toward revised disclosure, whether the Special Committee considered any alternative transactions.

Company Response: As alternatives to the Reverse Stock Split, the Special Committee considered tender offers, repurchase plans and private repurchases. Each of these alternatives is described in the New Summary.

16.	Please explain whether you considered using an alternative ratio that would have enabled some unaffiliated stockholders to retain an ownership interest in your company while still sufficiently reducing the total number of stockholders so that you may seek to terminate your Exchange Act reporting obligations. See Item 1013(c) of Regulation M-A.

Company Response: Please see the changes made in “Effect of the Reverse Stock Split” in the New Text. Please also see “Fairness of the Reverse Stock Split” in the New Summary, where we informed shareholders “that current shareholders who hold fewer than 100 shares of our Class A Stock can remain holders of Class A Stock by acquiring additional shares so that they own at least 100 shares of Class A Stock immediately before the Reverse Stock Split. Conversely, shareholders who own 100 or more shares of our Class A Stock and desire to liquidate their shares of Class A Stock in connection with the Reverse Stock Split (at the Per Share Price) can reduce their holdings to less than 100 shares by selling shares of Class A Stock prior to the Reverse Stock Split.”

17.	We note that state law does not provide appraisal rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the Special Committee and/or board consider the lack of appraisal rights in choosing the method by which to take the company private? Would appraisal rights have been available had you chosen a different means?

Company Response: Neither the Special Committee nor the Board considered the presence or absence of appraisal rights in making their respective decisions to approve and recommend the Reverse Stock Split. Moreover, none of the alternative transactions considered by the Special Committee (tender offers, repurchase plans or private repurchases) would have triggered appraisal rights. Please see the change made in “No Appraisal Rights” in the New Text.

18.	With a view toward revised disclosure, tell us how the Special Committee and/or board were able to make a fairness determination given that the consideration paid to chased out shareholders is unknown.

Company Response: The consideration to be paid for fractionalized shares is not unknown. It is the greater of $6.55 or the price determined by the market. This pricing is consistent with the Special Committee’s dual conclusions, as reflected in “Fairness of the Reverse Stock Split” in the New Summary, that (i) market price is the best indicator of share value, and (ii) the price paid by the Company for the Crusader shares in a private repurchase, which followed months of negotiation, should be the lowest price at which the Company redeems fractional shares, so as not to prejudice shareholders who do not wield the bargaining power of a sizable shareholder like Crusader.

19.	Revise this section to ensure that you address the fairness to both unaffiliated security holders being cashed out and those not being cashed out.

Company Response: The Company’s cash outlay for fractionalized shares will not be material, even if the redemption price substantially exceeds $6.55. As such, there is no material issue of fairness with respect to shareholders who are not receiving cash in lieu of fractional shares. We have added language to address this issue in “Fairness of the Reverse Stock Split” in the New Summary.

20.	Provide the disclosure required by Item 1014 of Regulation M-A and the instructions therefor. We may have further comment.

Company Response: The Proxy Statement states that the Special Committee determined that market price is the best indicator of share value. It further identifies the special circumstances that the Special Committee assessed and identified as potential justifications for paying more than market price for fractionalized shares. The Company believes that the description of those factors and the Special Committee’s assessment of those factors fulfills the requirements of Item 1014.

21.	Provide the disclosure required by Item 1015(a) of Regulation M-A.

Company Response: We have added this disclosure in the New Summary.

22.	Please disclose the approximate length of time between the effective date of the reverse stock split and the date on which security holders would receive their cash payments for fractional shares.

Company Response: We have added this disclosure under “Effective Time” in the New Text.

23.	Disclose the tax consequences to shareholders who are cashed out.

Company Response: We have added this disclosure under “Material United States Federal Income Tax Considerations” in the New Text.

24.	Provide the disclosure required by Item 1007 of Regulation M-A.

Company Response: We have added this disclosure under “Sources of Funds and Expenses” in the New Text.

25.	With a view toward revisions, please tell us why you have included two proxy cards

Company Response: One proxy card is for shareholders who hold shares directly. The other proxy card is for brokers who hold shares in street name for the benefit of their clients.

*        *        *

Please contact me at (425) 828-8404 or John Rafferty of Morrison & Foerster LLP at (415) 268-6897 if you have any questions about the Proposed Amendment or this letter.

Sincerely,

/s/ Tim Dozois
Tim Dozois
Corporate Counsel
Pendrell Corporation

cc: John Rafferty (Morrison & Foerster)

Exhibits: New Summary
New Text

EXHIBIT TO MAY 5, 2017 LETTER FROM PENDRELL CORPORATION TO SEC REGARDING AMENDED SCHEDULE 13E-3 AND DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A. FILE NUMBERS 005-81926 AND 00-33008.

NEW SUMMARY

SUMMARY TERM SHEET FOR PROPOSAL 4

The following summary term sheet provides material information regarding the proposed Reverse Stock Split. In addition to reviewing this summary term sheet, please read the more detailed description beginning on page _ below.

•	Reverse Stock Split. Our Board of Directors (our “Board”) has unanimously approved, and is recommending that our shareholders approve, a reverse split of our issued and outstanding shares of Class A common stock (the “Class A Stock”) and Class B common stock (collectively with the Class A Stock, the “Common Stock”) at an exchange rate of 1-for-100 (the “Reverse Stock Split”). See “Deliberations” below.

•	Payment for Fractional Shares. If approved and implemented, the Reverse Stock Split will reduce all issued and outstanding shares of Common Stock into one hundredth (1/100) of the pre-split number of shares of Common Stock. In lieu of fractional shares that would otherwise result from the Reverse Stock Split, the Company will pay each holder of a fractional share cash equal to the number of such holder’s shares fractionalized by the Reverse Stock Split multiplied by the greater of $6.55 or the average closing price of Class A Stock for the twenty trading days immediately preceding the effective date of the Reverse Stock Split (such higher price referred to as the “Per Share Price”). See “Special Factors – Principal Effects of the Reverse Stock Split if Implemented” and “Effects of the Reverse Stock Split” below.

•	Shareholder Approval. Approval of the Reverse Stock Split requires the affirmative vote of holders of shares of Common Stock that represent a majority of the votes attributable to shares of Common Stock and entitled to vote at the Company’s annual meeting of shareholders. Eagle River Satellite Holdings, LLC, together with its affiliates Eagle River Investments, LLC, Eagle River, Inc. and Eagle River Partners, LLC control approximately 67% of the voting power of our outstanding Common Stock and are all controlled by Craig O. McCaw, who also serves on the Board and, in his capacity as a Board member, approved the Reverse Stock Split. However, Mr. McCaw has not indicated whether he will cause the Eagle River entities to approve the Reverse Stock Split. See “Required Vote” below.

•	Purpose of Transaction. Since 2006, we have filed periodic and current reports with the Securities and Exchange Commission (“SEC”) as required by the Exchange Act and the rules enacted under that act (“Reporting Requirements”). So long as our number of record holders exceeds 300, we are subject to Reporting Requirements. Our Board believes that the Reverse Stock Split will fractionalize enough shares of our Common Stock (which will thereafter be cashed out) to reduce our number of record holders to substantially less than 300. With less than 300 record holders, we will no longer be subject to Reporting Requirements. In the absence of Reporting Requirements, we can eliminate the Company’s reporting obligations under the Exchange Act (the “De-registration”) and terminate the Company’s listing from Nasdaq (the “De-listing”). See “Special Factors – Purpose of the Reverse Stock Split” below.

•	Reasons for Transaction. If we are relieved of Reporting Requirements, and thereafter proceed with De-registration and De-listing, we anticipate significant annual cost savings, likely more than $1 million per year. We also anticipate increased operational flexibility, firmer confidentiality commitments, and visibility to potential business partnerships that are not available as a reporting company. See “Special Factors – Purpose of the Reverse Stock Split” and “Advantages of the Reverse Stock Split” below.

•	Fairness of Transaction. The Board believes that the Per Share Price, at the greater of $6.55 per share or the trailing 20-day average trading price leading up to the Reverse Stock Split, is fair to holders of fractionalized shares and holders of shares that will not be fractionalized. See “Special Factors – Fairness of the Reverse Stock Split” below.

•	Timing of Transaction. If the Company’s shareholders approve the Reverse Stock Split, the Board will have the authority to implement the Reverse Stock Split during the fourth quarter of 2017, but only if the Board confirms that the Reverse Stock Split will facilitate De-registration and De-listing. The Board may delay or abandon the Reverse Stock Split at any time prior to implementation if it determines, in its sole discretion, that the Reverse Stock Split will not facilitate De-registration and De-listing, or is no longer in the best interests of the Company and its shareholders. See “Effective Time” below.

•	No Appraisal Rights. Under Washington law, shareholders are not entitled to dissenters’ or appraisal rights from the Reverse Stock Split, except with respect to fractional shares that are redeemed. The Company will not independently provide shareholders with any dissenters’ or appraisal rights that are not provided under applicable law. See “No Appraisal Rights” below.

•	Trading Market. If the Reverse Stock Split is implemented and the Company thereafter proceeds with De-registration and De-listing, the Class A Stock will no longer be listed or actively traded on a nationally recognized securities market. However, the Class A Stock may continue to trade on OTC Pink®, a market often referred to as the “pink sheets,” and the Company may subscribe to the OTC Disclosure & News Service to facilitate periodic disclosure of information material to the Company and its shareholders. The Board is continuing to assess the benefits and risks of disclosure of information through the OTC Disclosure & News Service. See “Liquidity Consequences of De-registration and De-listing” below.

•	Schedule 13E-3 Filing. The SEC views the Reverse Stock Split as a “going private” transaction as defined in Rule 13e-3 promulgated under the Exchange Act because it is intended to, and, if completed, will enable us to proceed with De-registration and suspension of our duty to file periodic reports and other information with the SEC under Section 13(a) of the Exchange Act.

SPECIAL FACTORS REGARDING PROPOSAL 4

Purpose of the Reverse Stock Split

The purpose of the Reverse Stock Split is to fractionalize and redeem sufficient shares of Common Stock to reduce our number of record holders to substantially fewer than 300, thereby relieving us of Reporting Requirements and facilitating De-Registration and De-Listing. If we are relieved of Reporting Requirements, and thereafter proceed with De-registration and De-listing, we anticipate significant annual cost savings; likely more than one million dollars. As a non-reporting issuer, we also anticipate increased operational flexibility, firmer confidentiality commitments, and visibility to potential business partnerships that are not available as a reporting company.

Alternatives Considered

In January 2016, our Board formed a special committee, consisting of the Board’s four independent directors (the “Special Committee”) and tasked the Special Committee with assessing the benefits and detriments of the Company’s Reporting Requirements and Nasdaq listing. Before recommending the Reverse Stock Split, the Special Committee considered other ways to complete De-registration and De-listing, but ultimately rejected the alternatives in favor of the Reverse Stock Split. When considering the alternatives, the Special Committee focused on finding an alternative that will result in us having fewer than 300 record owners of our Common Stock, can be accomplished within a reasonable time frame, and can be achieved at reasonable cost.

Purchase of Shares. The Special Committee considered periodic repurchases of Class A Stock in the open market or through private share repurchases. Either alternative would take an extended amount of time to complete, and, because shareholders would not be compelled to sell, there would be no assurance of acquiring sufficient shares to reduce the number of record holders of our Common Stock to fewer than 300. The cost of repurchasing shares was also undeterminable.

Issuer Tender Offer. The Special Committee also considered an issuer tender offer, through which the Company would offer to purchase a set number of shares of Class A Stock at a specific time. Because the tender of shares would be at the option of each shareholder, there could be no assurance that enough shareholders would participate to reduce the number of record holders of our Common Stock to fewer than 300. In addition, the cost of effecting an issuer tender offer would likely be greater than the cost of implementing the Reverse Stock Split. Further, if the number of record holders of our Common Stock remained above 300 after the tender offer, the Company would need to engage in a subsequent transaction to eliminate additional record holders.

For the reasons discussed above and in greater detail below, our Board determined that the Reverse Stock Split was the most expeditious and economical way to achieve De-registration and De-listing.

Reasons for the Reverse Stock Split

The Reverse Stock Split is designed to fractionalize enough shares of our Common Stock (which will thereafter be cashed out) to reduce our number of record holders to substantially less than 300. With less than 300 record holders, we will no longer be subject to Reporting Requirements. In the absence of Reporting Requirements, we can proceed with De-registration and De-listing. Board believes that De-registration and De-listing will reduce costs, redirect resources to the Company’s business initiatives, provide increased operational flexibility, and provide visibility to potential business partnerships that are not available as a reporting company.

Principal Effects of the Reverse Stock Split if Implemented

If approved and implemented, the Reverse Stock Split will transform all issued and outstanding shares of Common Stock into one hundredth (1/100) of the pre-split number of shares of Common Stock. In lieu of any fractional shares that would otherwise result from the Reverse Stock Split, the Company will pay cash equal to the number of shares fractionalized by the Reverse Stock Split multiplied by the Per Share Price. The Special Committee determined the Per Share Price by (i) reviewing the market performance of the Class A Stock from the beginning of 2016 through the Record Date, (ii) recognizing the per-share price paid by the Company to redeem more than ten percent of the outstanding shares of Common Stock from Highland Crusader Offshore Partners, L.P. (“Crusader”), and (iii) assessing numerous subjective factors, as more fully described below. The Per Share Price assures holders of fractionalized shares of a minimum price that is above the average price at which the Company’s shares have traded on Nasdaq for the past eighteen months, while providing more if the market dictates a higher price. Conversely, holders of shares that are not fractionalized are assured that the Company will not pay more than market price for fractionalized shares. The Reverse Stock Split will affect all holders of our Common Stock uniformly and will not affect any shareholder’s percentage ownership interest in the Company (subject to the treatment of fractional shares), or any shareholders’ proportionate voting power (subject to the treatment of fractional shares).

The principal effects of the Reverse Stock Split will be as follows:

•	each hundred (100) shares of Common Stock owned by a shareholder will be combined into one new share of Common Stock, with cash paid in lieu of any fractional shares that would otherwise result from the Reverse Stock Split;

•	the number of shares of Common Stock issued and outstanding will be reduced accordingly, as illustrated in the table above;

•	due to redemption of fractional shares, and assuming no material change in the number of record holders prior to effectiveness of the Reverse Stock Split, the number of record holders of the Company’s common stock will be reduced to approximately 170.

•	proportionate adjustments will be made to the per share exercise prices and number of shares issuable upon exercise or conversion of outstanding options, warrants, and any other convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of Common Stock, which will result in approximately the same aggregate price being required for such securities upon exercise or conversion as had been payable immediately preceding the Reverse Stock Split;

•	to the extent proportionate adjustments reduce the number of shares issuable upon exercise or conversion of an outstanding option, warrant or other convertible or exchangeable security to less than one share, the Company will redeem the convertible security for the Per Share Price multiplied by the fractional share into which such convertible security is convertible, less the exercise price for such convertible security;

•	the number of shares reserved for issuance or under the convertible securities described above will be reduced proportionately; and

•	the number of shares of Common Stock available for future issuance will increase, as described above.

Fairness of the Reverse Stock Split

The Special Committee and the Board believe that the Reverse Stock Split is fair to holders of shares that will be fractionalized and holders of shares that will not be fractionalized.

Substantive Fairness. The Special Committee and the Board devoted substantial time and resources to structure the Reverse Stock Split in a manner that is fair to shareholders, including holders of shares that will be fractionalized and redeemed through the Reverse Stock Split and holders of shares that will not be fractionalized. After reviewing the Company’s net book value and market performance, the Special Committee and Board determined that market price is the best indicator of share value. However, the Special Committee and Board recognized that on March 13, 2017, the Company repurchased approximately ten percent of the Company’s outstanding common stock from a sophisticated seller (Crusader) in an arms’ length transaction at $6.55 per share. The Special Committee reviewed the terms of the repurchase from Crusader and determined that, in fairness to those holders whose shares will be fractionalized by the Reverse Stock Split, some of whom might not wield the bargaining power of a shareholder like Crusader, the Company should pay no less than $6.55 for fractionalized shares. This pricing formula also assures continuing shareholders that the Company will not pay more than market price for fractionalized shares.

The Special Committee and Board also recognized that adverse jury verdicts in litigation filed by the Company’s subsidiary ContentGuard Holdings, Inc. (“CGH”) likely prompted a decline in market price of the Class A Stock in late 2015. CGH appealed those adverse jury verdicts to the Federal Circuit Court, where oral arguments are scheduled for June 2017 and appellate decisions anticipated by early Fall 2017. By deferring implementation of the Reverse Stock Split until the fourth quarter of 2017, the Board intends to (i) provide all shareholders with the opportunity to participate in any market price increase that might be prompted by CGH appellate results, and (ii) provide all shareholders with ample time to divest their shares if they cannot or choose not to hold shares that are not listed on a national securities exchange. Accordingly, the Price Per Share will increase to the trailing 20-day average trading price leading up to the Reverse Stock Split if that average price exceeds $6.55 per share. The Special Committee and the Board are unable to predict whether the closing per-share trading price prior to the consummation of the Reverse Stock Split will exceed $6.55.

In making the determination that the Reverse Stock Split is fair to shareholders, the Board and the Special Committee considered the factors listed below under “Advantages of the Reverse Stock Split” and “Disadvantages of the Reverse Stock Split,” as well as various alternatives to the Reverse Stock Split as described above under “Alternatives Considered.”

Procedural Fairness. Our Board established the Special Committee in January 2016 to assess the Company’s status as a Nasdaq listed reporting company. The Special Committee is comprised of the four directors who are independent of management and qualify as independent as that term is defined in Rule 5605(a)(2) of the Nasdaq listing standards. During and between meetings in December 2016, January 2017, February 2017 and March 2017, the Special Committee carefully considered the benefits and burdens of being a listed reporting company and the advantages and disadvantages of De-registration and De-listing. The Special Committee also considered alternatives to the Reverse Stock Split. Following such considerations, the Special Committee unanimously recommended that the Board approve, and recommend to shareholders that they approve, the Reverse Stock Split to facilitate De-registration and De-listing, and the Special Committee assessed and determined the price to be paid to shareholders whose fractionalized shares will be redeemed for cash following the Reverse Stock Split.

In the course of deliberations, the Special Committee and Board recognized that current shareholders who hold fewer than 100 shares of our Class A Stock can remain holders of Class A Stock by acquiring additional shares so that they own at least 100 shares of Class A Stock immediately before the Reverse Stock Split. Conversely, shareholders who own 100 or more shares of Class A Stock and desire to liquidate their shares of Class A Stock in connection with the Reverse Stock Split (at the Per Share Price) can reduce their holdings to less than 100 shares by selling shares of Class A Stock prior to the Reverse Stock Split. By deferring the implementation of the Reverse Stock Split until the fourth quarter of 2017, the Board will provide shareholders with several months during which they may acquire additional shares or divest their shares.

The Special Committee and the Board determined that all shareholders (affiliated or unaffiliated) will be treated equally in the Reverse Stock Split, with such treatment depending simply on whether they hold shares of our Common Stock in multiples of 100. The Board has unanimously approved, including all directors who are not employees, the Reverse Stock Split, and are recommending that our shareholders approve the Reverse Stock Split.

Reports, Opinions, Appraisals and Negotiations

Neither the Special Committee nor the Board received any reports, opinions or appraisals from an outside party relating to the fairness of the Reverse Stock Split, nor did the Special Committee or the Board retain any outside party to act solely on behalf of unaffiliated shareholders or to prepare a report concerning the fairness of the transaction. Instead, the Special Committee determined that market price and the negotiated price paid by the Company for the Crusader shares are the best indicators of share value.

EXHIBIT TO MAY 5, 2017 LETTER FROM PENDRELL CORPORATION TO SEC REGARDING AMENDED SCHEDULE 13E-3 AND DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A. FILE NUMBERS 005-81926 AND 00-33008.

NEW TEXT

Introduction

Our Board has unanimously approved, and is recommending that our shareholders approve, the Reverse Stock Split of our issued and outstanding shares of Common Stock at an exchange rate of 1-for-100. If approved and implemented, the Reverse Stock Split will reduce all issued and outstanding shares of Common Stock into one hundredth (1/100) of the pre-split number of shares of Common Stock. In lieu of any fractional shares that would otherwise result from the Reverse Stock Split, the Company will pay each holder of a fractional share the Per Share Price, which is cash equal to the number of shares fractionalized by the Reverse Stock Split multiplied by the greater of $6.55 or the average closing price of Class A Stock for the twenty trading days immediately preceding the effective date of the Reverse Stock Split.

Since 2006, we have been subject to Reporting Requirements and, for so long as our number of record holders exceeds 300, we are subject to Reporting Requirements. Our Board believes that the Reverse Stock Split will fractionalize enough shares of our Common Stock (which will thereafter be cashed out) to reduce our number of record holders to substantially less than 300. With less than 300 record holders, we will no longer be subject to Reporting Requirements. In the absence of Reporting Requirements, we can eliminate the Company’s reporting obligations under the Exchange Act and terminate the Company’s listing from Nasdaq.

Approval of the Reverse Stock Split requires the affirmative vote of holders of shares of Common Stock that represent a majority of the votes attributable to shares of Common Stock and entitled to vote at the Company’s annual meeting of shareholders.

Deliberations

In January 2016, in response to a stock price deficiency notice from Nasdaq, our Board established its Special Committee to assess the Company’s status as a Nasdaq listed reporting company. At that time, the Company’s Class A Stock was trading at a price below $1.00 per share, which needed to be rectified for the Company to maintain its Nasdaq listing. Following its initial assessment of the benefits and detriments of being a Nasdaq listed reporting company in early 2016, the Special Committee determined that additional assessment was warranted. The Special Committee recommended that, during its continuing assessment, the Company cure its stock price deficiency through a 1-for-10 reverse stock split, which the Company implemented in September 2016. The Special Committee then reconvened for meetings in December 2016, January 2017, February 2017 and March 2017. During and between those meetings, the Special Committee carefully considered the benefits and burdens of being a listed reporting company and the advantages and disadvantages of De-registration and De-listing, as set forth below under “Advantages of the Reverse Stock Split” and “Disadvantages of the Reverse Stock Split.” The Special Committee also considered alternatives to the Reverse Stock Split, as set forth above under “Alternatives Considered.” Following such considerations, the Special Committee determined that the Reverse Stock Split is fair to all shareholders, as described above under “Fairness of the Reverse Stock Split.”

The Special Committee advised the Board of its progress and its preliminary conclusions at Board meetings in December 2016 and January 2017. Following its meeting on March 8, 2017, the Special Committee recommended that the Board approve, and recommend to shareholders that they approve, the Reverse Stock Split to facilitate De-registration and De-listing. The Board then reviewed, considered and on March 9, 2017 endorsed the Special Committee’s recommendation. On March 23, 2017, after further discussions with management, advisors and shareholders, and further review and consideration, the Board determined that consummation of the Reverse Stock Split should be deferred until no earlier than the fourth quarter of 2017 to assure procedural fairness.

The Board does not anticipate that any additional work will be required of the Special Committee, although the committee has not yet been formally discharged. Other than regular Board fees paid pursuant to the Company’s Board compensation policy, members of the Special Committee were not compensated for their work on the Special Committee.

Effects of the Reverse Stock Split

Our authorized capital stock currently consists of 900,000,000 shares of Class A Stock, par value $0.01, 150,000,000 shares of Class B common stock, par value $0.01, and 75,000,000 shares of preferred stock, par value $0.01. As of the Record Date, there were 19,290,646 outstanding shares of Class A Stock and 5,366,000 outstanding shares of Class B Stock. Our Class A Stock is traded on Nasdaq. The table below sets forth the high and low sales prices for the Class A Stock, as quoted on Nasdaq, for each quarter during the past two years.

	2016		2015
Period	High	Low	High	Low
First Quarter	$6.55	$4.61	$13.60	$9.90
Second Quarter	$6.93	$4.85	$14.50	$9.56
Third Quarter	$7.33	$5.00	$16.10	$7.20
Fourth Quarter	$7.23	$6.05	$8.03	$5.00

Although the Reverse Stock Split will not affect the rights of shareholders or any shareholder’s proportionate ownership interest in the Company, the number of authorized shares of our Common Stock and preferred stock will not be reduced, thereby effectively increasing the number of shares of Common Stock available for future issuance. Similarly, the total number of authorized shares of preferred stock will remain unchanged. The conversion ratio of our issued and outstanding shares of preferred stock will adjust proportionately with the ratio of the Reverse Stock Split.

The table below sets forth, as of the Record Date and for illustrative purposes only, anticipated effects of the Reverse Stock Split, including on our total outstanding Common Stock equivalents (without giving effect to the treatment of fractional shares).

	Shares Outstanding Prior to Split	Shares Outstanding After Split
Class A Stock outstanding	19,290,646	192,306
Class B common stock outstanding	5,366,000	53,660
Class A Stock underlying options	1,300,918	13,009
Class A Stock underlying restricted stock units	690,365	6,903

Total Common Stock and equivalents	26,647,929	265,878

As illustrated by the table above, the Reverse Stock Split will not fractionalize any existing shares of Class B common stock. We estimate that the Reverse Stock Split will fractionalize approximately 60,000 shares of Class A Stock. The resulting redemption cost of the fractionalized shares of Common Stock, at the Per Share Price, will be less than $400,000, assuming the market price of the Class A Stock does not materially increase prior to effectiveness of the Reverse Stock Split.

The Special Committee endorsed a 1-for-100 Reverse Stock Split ratio to fractionalize sufficient shares to reduce the number of record holders to approximately 170. The Special Committee considered other possible ratios, ranging from 1-for-10 to 1-for-10,000. The Special Committee determined that a lower ratio (i.e. 1-for-10) would not fractionalize sufficient shares to reduce the number of record holders comfortably below 300. The Special Committee determined that a higher ratio (i.e. 1-for-10,000) was not necessary to achieve freedom from Reporting Requirements. If our shareholders do not approve this proposal, our number of record holders may remain above 300, in which case Reporting Requirements will continue to apply, and we will not achieve the cost savings and strategic flexibility that would accompany De-registration. In the absence of De-registration, we will likely maintain our Nasdaq listing, given that cost savings of De-listing are more modest than cost savings from De-registration.

Advantages of the Reverse Stock Split

The Special Committee and the Board considered numerous factors in reaching their conclusions to unanimously support and recommend the Reverse Stock Split, as set forth below.

Cost Savings. The costs of being a public reporting company are significant and have increased over the years, in part because of internal control assessment and audit requirements of Section 404 and other requirements imparted by Sarbanes-Oxley Act and the Dodd-Frank Act. Legislation such as Sarbanes-Oxley Act and the Dodd-Frank Act will continue to increase the compliance burdens and potential liabilities of being a public reporting company. Such legislation will also increase audit fees and other costs of compliance, such as outside securities legal counsel fees, as well as outside director fees and insurance premiums to cover potential liability faced by our officers and directors. We also incur substantial indirect costs for management time expended to prepare and review our public filings. The Board believes that De-registration and suspension of our periodic reporting obligations will save us more than $1 million per year. These estimated annual cost savings reflect, among other things: (i) a reduction in audit, legal and other fees, (ii) the elimination of various internal costs associated with filing periodic reports with the SEC, (iii) the elimination of independent board committees and reduction in board compensation, and (iv) the reduction or elimination of various clerical and other expenses associated with being a public company. These cost savings are only estimates. The actual savings we realize from the transaction may be higher or lower than such estimates, but the savings will continue annually.

Additional Management Time. The Special Committee and the Board believe that De-registration and De-listing will also free management and staff time to focus further on long-term business objectives as well as internal financial reporting and analytics to support those objectives.

Elimination of Disclosure Obligations. In the absence of Reporting Requirements, the Special Committee and the Board believe we will be better positioned to give and receive strategic and competitively sensitive information. Our management will also be able to focus on long-term growth without undue emphasis on short-term financial results.

Other Factors. The Special Committee and the Board also considered the potential future freedom from other regulatory schemes, such as the Investment Company Act, in deciding to support the Reverse Stock Split.

Disadvantages of the Reverse Stock Split

The Special Committee and the Board also considered the disadvantages of the Reverse Stock Split, as set forth below.

No Participation in Future Growth by Cashed-Out Shareholders. Shareholders whose shares are fractionalized and redeemed may not agree that the Per Share Price is a fair basis for determining the redemption price of their fractionalized shares, and such shareholders will no longer have any ownership and will no longer participate in our future earnings and growth. These cashed-out shareholders may bring fair value claims or related litigation.

Limited Liquidity. Without regular trading on a nationally recognized securities exchange, our stock may be more thinly traded, making it more difficult for our shareholders to sell shares, may experience greater price volatility, and may not attract analyst coverage, all of which may result in a decline in the value of our Class A Stock. Although the trading volume in our Class A Stock has been, and continues to be, relatively limited, the trading volume of our Class A Stock is expected to be even more limited after De-registration and De-listing. Although the Class A Stock may continue to trade on OTC Pink®, a market often referred to as the “pink sheets,” and the Company may subscribe to the OTC Disclosure & News Service to facilitate periodic disclosure of information material to the Company and its shareholders, we expect that liquidity in our Class A Stock will decline after the Reverse Stock Split.

Reduced Equity Capital Raising Opportunities. If we seek capital in the future, our access to capital markets might be hindered, or we may not be able to raise capital on terms acceptable to us, or at all. Reporting companies generally have easier and more efficient access to the public capital markets to raise cash. Similar opportunities are generally less available (without significant expense) to companies that do not have a class of securities registered with the SEC. Following De-registration, it will likely cost more and take more time for us to raise equity capital from public or private sources.

Reduced Management Incentive. Without regular trading on a national securities exchange, our ability to use shares for compensatory purposes or as currency may be limited. The lack of a ready market for our Common Stock may result in fewer opportunities to utilize equity-based incentive compensation tools to recruit and retain executive talent. Stock options and other equity-based incentives are typically less attractive if they cannot be turned into cash quickly and easily once earned.

Loss of Prestige. Without regular trading on a national securities exchange, we could lose investor confidence, experience increased employee turnover, and encounter fewer business development opportunities. SEC reporting companies are often viewed by shareholders, employees, agents, investors, customers, vendors and others as more established, reliable and prestigious than privately held companies. A company that de-registers and de-lists may risk losing prestige in the eyes of the public, the investment community and key constituencies.

Reduction in Information about the Company. If we are no longer filing current or periodic reports, material information regarding the Company may not be in the public domain. As a result, continuing shareholders may have access to less information about us and our business, operations, and financial performance than is presently made available.

Other Potential Negative Factors. The Special Committee and Board considered other potential negatives of De-registration and the De-listing, as set forth below:

• We have limited ability to control our shareholders’ acquisition or disposition of shares. If we terminate our SEC reporting obligations and delist from Nasdaq, and if our number of record holders thereafter increases to more than 300, we will again be required to fulfill SEC reporting obligations.

• There is no assurance that the per share value of our Class A Stock after the Reverse Stock Split will remain in proportion to the reduction in the number of shares of Class A Stock outstanding before the Reverse Stock Split. For example, based on the closing price of our Class A Stock on April 17, 2017 of $6.13 per share, if the Reverse Stock Split is approved and implemented, there is no assurance that the post-split value of a share of Class A Stock will be $613.00 or greater.

• The number of shares of Common Stock available for future issuance will increase from 874,932,466 shares to 899,749,926 shares, increasing the ability of our Board to issue authorized and unissued shares in the future without further shareholder approval. The issuance in the future of additional shares may dilute earnings or loss per share and book value per share, as well as the ownership and voting rights of the holders of our then-outstanding shares of Common Stock.

• Without regular trading on a major market, there may be no independent basis upon which to value our Common Stock.

Repurchases of Equity Securities By Issuer

On March 13, 2017, the Company repurchased 2,432,923 shares of Class A Stock from Crusader. From time to time, the Company has also withheld shares of restricted Class A Stock from participants in the Company’s stock incentive plans to satisfy tax withholding obligations. The Company has not otherwise repurchased shares of Common Stock.

Liquidity Consequences of De-registration and De-listing

If the Reverse Stock Split is implemented and the Company thereafter proceeds with De-registration and De-listing, the Class A Stock will no longer be listed or actively traded on a nationally recognized securities market. However, the Class A Stock may continue to trade on OTC Pink®, a market often referred to as the “pink sheets,” and the Company may subscribe to the OTC Disclosure & News Service to facilitate periodic disclosure of information material to the Company and its shareholders. The Board is continuing to assess the benefits and risks of disclosure of information through the OTC Disclosure & News Service.

Effective Time

The Reverse Stock Split, if implemented, will become effective as of the filing (the “Effective Time”) of Articles of Amendment to the Company’s Articles of Incorporation, as amended, with the Secretary of State of the State of Washington. Except for treatment of fractional shares, at the Effective Time, shares of our Common Stock issued and outstanding immediately prior to the Effective Time will be combined, automatically and without any action on the part of our shareholders, into a smaller number of shares of our Common Stock, in accordance with the 1-for-100 exchange rate. The Board currently anticipates an Effective Time sometime late in fourth quarter of 2017, such that the Company can complete the De-registration and De-listing process by year end. However, the Board retains the ability to delay or suspend the Effective Time if it determines, in its sole discretion, that the Reverse Stock Split will not facilitate De-registration and De-listing, or is no longer in the best interests of the Company and its shareholders.

After the Effective Time, our Common Stock will have a new committee on uniform securities identification procedures (“CUSIP”) number, which is a number used to identify our equity securities, and stock certificates with the older CUSIP numbers will need to be exchanged for stock certificates with the new CUSIP numbers by following the procedures described below. Holders of fractionalized shares will be paid cash for their fractional shares within thirty days after the Effective Time.

After the Effective Time, we intend to notify the SEC of our intent to de-register prior to the end of 2017, such that our Reporting Requirements will terminate following the filing of our Form 10-K for 2017.

Cash in Lieu of Fractional Shares

No fractional shares of Common Stock will be issued following the Reverse Stock Split. Instead, in lieu of any fractional shares to which a holder of Common Stock would otherwise be entitled, the Company will pay cash equal to the number of such holder’s shares fractionalized by the Reverse Stock Split multiplied by the Per Share Price. All fractional shares will be redeemed, meaning that any officers, directors or affiliates who hold fractional shares will, like all other holders of fractionalized shares, relinquish their fractional shares for cash.

Effect on Beneficial Holders of Common Stock (i.e., Shareholders Who Hold In “Street Name”)

We intend to treat shares held by shareholders in “street name,” through a bank, broker or other nominee, in the same manner as registered shareholders whose shares are registered in their own names. Banks, brokers or other nominees may have different procedures than registered shareholders for processing the Reverse Stock Split. If a shareholder holds shares of our Class A Stock in street name and has any questions in this regard, they are encouraged to contact their bank, broker or other nominee.

Effect on Registered “Book—Entry” Holders of Common Stock (i.e., Shareholders Who Are Registered on the Transfer Agent’s Books and Records but Do Not Hold Stock Certificates)

Some registered holders of Class A Stock hold shares electronically in book-entry form with our transfer agent. These shareholders do not have stock certificates evidencing their ownership of Class A Stock and need not take action to obtain replacement shares following the Reverse Stock Split. Instead, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of shares of Class A Stock held following the Reverse Stock Split.

Exchange of Stock Certificates

As soon as practicable after the Effective Time, shareholders will be notified that the Reverse Stock Split has been effected. Computershare, our transfer agent, will act as exchange agent for purposes of implementing the exchange of stock certificates for shareholders who hold stock certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares in accordance with the procedures to be set forth in a letter of transmittal that will be delivered to our shareholders. No new certificates will be issued to a shareholder until the shareholder has surrendered to the exchange agent his, her or its outstanding certificate(s) together with the properly completed and executed letter of transmittal. Any request for new certificates to be issued into a name different from that of the registered holder will be subject to normal stock transfer requirements and fees, including proper endorsement and signature guarantee, if required.

SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM FROM OUR EXCHANGE AGENT. SHAREHOLDERS ARE ENCOURAGED TO PROMPTLY SURRENDER CERTIFICATES TO THE EXCHANGE AGENT FOLLOWING RECEIPT OF TRANSMITTAL FORMS TO AVOID HAVING SHARES BECOME SUBJECT TO ESCHEAT LAWS.

Shareholders whose shares are held by their stockbroker do not need to submit old share certificates for exchange. These shares will automatically reflect the new quantity of shares. As of the Effective Time, each certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

Accounting Matters

The Reverse Stock Split will not affect the par value of a share of our Common Stock. Instead, as of the Effective Time, the stated capital attributable to Common Stock on our balance sheet will be reduced proportionately based on the Reverse Stock Split ratio (including a retroactive adjustment for prior periods), and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. Reported per share net income or loss will be higher because there will be fewer shares of Common Stock outstanding.

No Appraisal Rights

Under Washington law, shareholders are not entitled to dissenters’ or appraisal rights from the Reverse Stock Split, except with respect to fractional shares that are redeemed. The presence or absence of appraisal rights did not influence the recommendations from the Special Committee and the Board, as none of the alternatives considered by the Special Committee (tender offers, repurchase plans and private repurchases) would have invoked appraisal rights. The Company will not independently provide shareholders with any dissenters’ or appraisal rights that are not provided under applicable law.

Material United States Federal Income Tax Considerations

Subject to the risks summarized below, we do not believe there are any material United States federal income tax consequences of the Reverse Stock Split to holders of our Common Stock, except with respect to fractional shares that are redeemed.

This summary is based upon provisions of the Code and Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, and result in United States federal income tax consequences different from those summarized below.

This summary does not address all aspects of United States federal income taxes that may be applicable to holders of Common Stock and does not deal with foreign, state, local or other tax considerations that may be relevant to shareholders. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; an insurance company; a tax-exempt organization; a person holding shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle; a trader in securities that has elected the mark-to-market method of accounting for your securities; a person liable for alternative minimum tax; a person who owns or is deemed to own 10% or more of our voting stock; a partnership or other pass-through entity for United States federal income tax purposes; a person whose “functional currency” is not the United States dollar; a United States expatriate; a “controlled foreign corporation”; or a “passive foreign investment company”).

We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. No ruling from the Internal Revenue Service or opinion of counsel will be obtained regarding the federal income tax consequences to shareholders prompted by the Reverse Stock Split.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our Common Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Common Stock, you should consult your own tax advisors.

We believe that the Reverse Stock Split, if implemented, will be a tax-free recapitalization under the Code. If the Reverse Stock Split qualifies as a tax-free recapitalization under the Code, then, generally, for United States federal income tax purposes, no gain or loss will be recognized by the Company from the Reverse Stock Split, and no gain or loss will be recognized by shareholders who exchange their shares of pre-split Common Stock for shares of post-split Common Stock. The post-split Common Stock in the hands of a shareholder following the Reverse Stock Split will have an aggregate tax basis equal to the aggregate tax basis of the pre-split Common Stock held by that shareholder immediately prior to the Reverse Stock Split. A shareholder’s holding period for the post-split Common Stock will be the same as the holding period for the pre-split Common Stock.

Alternative characterizations of the Reverse Stock Split are possible. For example, any cash payment received by a shareholder in lieu of fractional shares is treated as a distribution in full payment in exchange for the fractional shares, which are deemed to be issued and then immediately redeemed, under IRC § 302(a). Shareholders who receive cash in lieu of fractional shares may recognize gain or loss for United States federal income tax purposes, depending upon whether their tax basis in their fractionalized shares is lower or higher than the price at which the Company redeems the fractional shares. Generally, the gain or loss is determined under IRC § 1001(a) and IRC § 1001(b), and, unless otherwise provided elsewhere in the Internal Revenue Code, the gain or loss is recognized under IRC § 1001(c). However, we believe that, in such case, the resulting tax liability will not be material. Shareholders should consult their own tax advisors regarding characterization of the Reverse Stock Split for United States federal income tax purposes.

Pro Forma Financial Information

Reference is hereby made to the audited financial statements and unaudited interim financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, to which this proxy statement is appended. The Reverse Stock Split will not affect the Company’s balance sheet. For comparative purposes, the following table presents the Company’s unaudited pro forma revenue and earnings for the years ended December 31, 2016, 2015 and 2014 had the Reverse Stock Split occurred on January 1, 2014 (in thousands, except share and per share amounts):

	Year ended December 31,
	2016	2015	2014
Revenue	$59,018	$43,519	$42,534
Net income (loss)	17,949	(117,582)	(58,134)
Net income (loss) attributable to Pendrell	17,763	(109,680)	(51,002)
Basic income (loss) per share attributable to Pendrell	66.53	(413.72)	(193.33)
Diluted income (loss) per share attributable to Pendrell	64.28	(413.72)	(193.33)
Weighted average shares outstanding:
Basic	266,990	265,107	263,808
Diluted	276,319	265,107	263,808

Sources of Funds and Expenses

The Company anticipates that redemption of fractional shares resulting from the Reverse Stock Split will cost less than $400,000, assuming fractional shares are redeemed at $6.55 per share. The Company anticipates that expenses resulting from the Reverse Stock Split will not be material. The Company holds approximately $150 million in cash or cash equivalents from which it will pay these costs.

Required Vote

Approval of the Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the votes outstanding and entitled to vote at the Annual Meeting. Abstentions and broker non-votes will have the same effect as votes against the Reverse Stock Split. The transaction does not require the approval of a majority of the unaffiliated shareholders of the Company.

Eagle River controls approximately 67% of the voting power of our outstanding Common Stock. Therefore, Eagle River controls the outcome of matters requiring shareholder approval, including the Reverse Stock Split. Eagle River is controlled by Craig O. McCaw, who also serves on the Board and, in his capacity as a Board member, approved the Reverse Stock Split. However, Eagle River has not indicated whether or not it will approve of the Reverse Stock Split

The Board of Directors recommends that you vote “FOR” the approval of a reverse stock split at an exchange rate of 1-for-100.